UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

California First Leasing Corporation
(Name of Subject Company (Issuer))

California First Leasing Corporation
(Name of Filing Person(s) (Issuer))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

130222102
(CUSIP Number of Class of Securities)

Patrick E. Paddon
Chief Executive Officer
California First Leasing Corporation
5000 Birch Street, Suite 500
Newport Beach, CA 92660
(949) 255-0500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With copies to:
Joshua A. Dean, Esq.		S. Leslie Jewett
Jason R. Schendel, Esq.		Chief Financial Officer
Daniel Clausen, Esq.		California First Leasing Corporation
Sheppard, Mullin, Richter & Hampton LLP		5000 Birch Street, Suite 500
650 Town Center Drive, Tenth Floor		Newport Beach, CA 92660
Costa Mesa, CA 92626
May 20, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission by California First Leasing Corporation, a California corporation (the “Company”), on May 20, 2025 in connection with the offer by the Company to the holders of its Common Stock to purchase up to 330,000 shares of its Common Stock at a purchase price of $18.50 per share in cash, less any applicable withholding taxes, and without interest (the “Offer”).

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase for Cash dated May 20, 2025 (as supplemented by Supplement No. 1 to Offer to Purchase for Cash dated June 5, 2025), the Letter of Transmittal, and the other exhibits attached to this Amendment No. 3 and the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On June 27, 2025, the Company issued a release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on June 24, 2025. A copy of such release is filed herewith as Exhibit (a)(1)(F)(ii) and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(A)*	Offer to Purchase for Cash, dated May 20, 2025
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients
(a)(1)(F)*	Press Release, dated May 20, 2025
(a)(1)(A)*	Supplement No. 1 to Offer to Purchase for Cash, dated June 5, 2025
(A)(1)(f)(i)*	Release announcing the preliminary results of the tender offer dated June 25, 2025
(A)(1)(f)(ii)**	Release announcing the final results of the tender offer dated June 27, 2025
(b)	None
(d)	None
(g)	None
(h)	None
107*	Calculation of Filing Fee Table

*  Denotes that the exhibit was previously filed.

** Filed herewith

ITEM 13.	Information Required by Schedule 13e-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

California First Leasing Corporation

By:	/s/ S. Leslie Jewett
Name: S. Leslie Jewett
Title: Chief Financial Officer
Date: June 25, 2025